Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

The following letter was sent to associates of The Gillette Company:

February 14, 2005

Dear Gillette Associate:

Many questions have come up about Gillette’s executive compensation programs in light of the announcement of the anticipated merger of Gillette with Procter & Gamble. I want to provide you with information about the expected impact of the merger on both incentive bonuses and stock options.

With respect to the Incentive Bonus Plan, the announcement of the merger will not affect the March 2005 awards for the 2004 bonus year. As in the past, incentive bonus awards will be paid by local payrolls as soon as practicable following the March Board meeting.

The rest of this memo provides an overview of what the merger agreement and our plans provide with respect to Gillette stock options granted through 2004.

The 1971 Gillette Stock Option Plan and 2004 Long Term Incentive Plan (“the Gillette plans”) contain Change of Control provisions that will apply to the merger.

Over the coming months, we will be working to amend the Gillette plans to establish specific rules and procedures for pre-merger stock option exercises, as well as for conversion to P&G stock options. Further information will be provided to you as this work is completed.

Sincerely,

Edward E. Guillet
Senior Vice President
Human Resources

Questions and Answers

1.	What happens to my stock options due to the merger with P&G?

•	Before the merger takes place. You may exercise your vested Gillette stock options, at any time prior to the close of the merger, under the current terms and conditions of the Gillette plans.

•	As of the close of the merger. As of the close of the merger, all unvested stock options awarded through 2004 will vest and optionees will have three choices:

a.	Convert to P&G options. Optionees can convert all or some of their Gillette stock options to P&G stock options, with appropriate adjustments for exercise prices and number of shares. Gillette stock options will be converted into options to purchase P&G stock based on the same ratio (0.975 shares of P&G stock for each share of Gillette stock) that will apply to all other Gillette shareholders.

For example, an option for 1,000 Gillette shares with an exercise price of $43.10 will be converted into an option for 975 P&G shares at an adjusted exercise price of $44.21 ($43.10 / 0.975) as illustrated in the following table, so that the total exercise price remains the same.

	G	Conversion		PG

Option Shares	1,000	Multiply by	0.975	975

Per share exercise Price	$43.10	Divide by	0.975	$44.21

Total Exercise Price	$43,100	>>>		$43,100

Optionees who elect to convert Gillette options to P&G options may do so provided they agree to a non-competition restriction with respect to any Gillette business and any P&G business area in which you work. The time periods for stock option exercise will be no less favorable than under the current Gillette plans.

b.	Exercise options for cash. Optionees can also choose to exercise some or all of their options as of the close of the merger and receive cash based on the value of the P&G shares on the day the merger closes.

c.	Exercise options for shares. Optionees can also choose to exercise some or all of their options as of the close of the merger and receive P&G shares based on the same ratio (0.975 shares of P&G stock for each share of Gillette stock) that will apply to all other Gillette shareholders.

2.	What happens to my stock options if I leave the Company prior to the merger?

The terms and conditions of the Gillette plans, including exercise periods, will remain in place prior to the close of the merger.

If you voluntarily resign from employment before the merger and are not retirement-eligible, you will forfeit all unvested stock options. You must exercise any vested options no later than 30 calendar days after your last day of employment, when those options will otherwise expire. However, no option is exercisable beyond ten years from its grant date.

If your employment is involuntarily terminated before the merger and you are not retirement-eligible, you will forfeit all unvested stock options. You must exercise any vested options no later than three months after your last day of employment, when those options will otherwise expire. However, no option is exercisable beyond ten years from its date of grant. If you are retirement-eligible when your employment ends, all of your unvested options will vest and will remain exercisable for the post-retirement exercise periods specified in the Gillette plans.

3.	What happens to my stock options if I leave employment after the merger?

If you convert your Gillette options to P&G options and your employment is terminated by P&G other than for “cause” or, within two years after the merger closes, you terminate your employment for “good reason”, the applicable exercise period for any Gillette options converted into P&G options you hold at termination of employment will be either five years from the date of termination or the term specified in the original option grant, whichever is shorter. If you terminate employment and are eligible for retirement, the time periods for exercising Gillette options converted into P&G options will be no less favorable than under the current Gillette plans.

4.	Will Gillette stock options be granted in 2005?

The Company will continue its practice of granting annual stock options in June 2005. We will communicate with you separately about the terms of the anticipated 2005 option grant.

Further details about Gillette’s 1971 Stock Option Plan and the 2004 Long-Term Incentive Plan are available on the Executive Compensation site on InSIGHT at Human Resources => Executive Compensation => Long Term Incentives.

FORWARD-LOOKING STATEMENTS

          This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

          This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

          Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.